Exhibit 99.1

June 7, 2016

Catalyst Paper named one of Canada's top corporate citizens, 10th year in a row

Richmond, (BC) – Catalyst Paper (TSX:CYT) today announced that it has been named for the 10th consecutive year as one of the Best 50 Corporate Citizens in Canada by Corporate Knights Magazine, which reports on corporate sustainability and transparency.

"We are proud to be acknowledged for the 10th consecutive year as one of Canada's Best Corporate Citizens," said Joe Nemeth, President & Chief Executive Officer. "This designation acknowledges the investments we have made to put our sustainability values and commitment into practice."

The Best 50 Corporate Citizens in Canada are selected by Corporate Knights Magazine on the basis of their performance against 12 key sustainability indicators, including greenhouse gas production, percentage of taxes paid, health and safety performance, and pension fund quality.

The award recognizes Catalyst's ongoing focus on strengthening its leadership role in sustainable business practices and its commitment to building respectful and constructive relationships with stakeholders. In 2015, Catalyst demonstrated its environmental sustainability commitment through ongoing achievements, including maintaining certified fibre sourcing and chain of custody transparency, supporting the Great Bear Rainforest Land Use Objectives Order, investing in green-energy generation and implementing carbon reduction policies and practices.

Catalyst is proud of its performance and track record, and its commitment to transparently sharing information in its annual Sustainability Reports. The company's 2015 Sustainability Report, which is presented according to the Global Reporting Index, provides a transparent record of Catalyst's performance across multiple dimensions, including environmental results, as well as the social and economic contribution of its operations in the communities where the company's employees live and work.

About Catalyst Paper

Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

For more information contact:
Frank De Costanzo
Senior Vice President & Chief Financial Officer
 (604) 247-4014

Eduarda Hodgins
Director Organization Development & Communications
(604) 247-4369